Filed pursuant to Rule 424(b)(3) and 424(c)
Registration No. 333-140530

PROSPECTUS SUPPLEMENT NO. 1

Dated September 26, 2007

(To Prospectus dated September 14, 2007)
1,500,000 Shares of Common Stock

FREEDOM FINANCIAL HOLDINGS, INC.

Common Stock

Sticker Supplement to Prospectus

This prospectus supplement supplements the prospectus dated September 14, 2007 of Freedom Financial Holdings, Inc. (the “Company”), relating to the sale of up to 1,500,000 shares of Common Stock of the Company. You should read this prospectus supplement in conjunction with the prospectus, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus.

Strategy for Growth

Consistent with the Company’s strategy to leverage technology to maximize efficiency, we have entered into a non-binding letter of intent to acquire the assets and operations of MStar Systems LLC (“MStar”) through either a stock-for-stock or stock-for-assets exchange to be determined by us. The letter of intent is not intended to bind either MStar or us to the transaction, but is intended solely to indicate our intention to proceed with a due diligence investigation of MStar’s business operations, financial affairs and prospects and to negotiate with MStar in good faith a definitive agreement containing the terms and conditions that are to be set forth in a definitive agreement. Execution of a definitive agreement is subject to completion of the due diligence investigation and there can be no assurance that we will actually complete the acquisition of MStar.

MStar was created out of the collaboration of an experienced mortgage company, Morningstar Mortgage, based in Lakewood, CO, and a technology company, Quantum Research, that has created, engineered and licensed computer and Internet-based products and services domestically and internationally. MStar’s vision is to apply automation and technology to the process of loan financing. Through the creation of an interactive web portal, integrated with a high tech centralized loan processing center, MStar emphasizes communication with, and provides high-quality customer service to, its clients and to the realtors, builders and others involved in the loan process.

We believe that the acquisition of MStars’ technology will position us to improve our customer communication and streamline the loan application process of our customers.

Short-term Debt

In September 2007 the Company entered into a credit agreement with an unaffiliated party wherein the Company borrowed $100,000. The terms of the credit agreement call for payment of the principal and interest at a flat rate of fifteen percent (15%) of the amount borrowed. The principal and interest at a flat 15% of the outstanding principal will be paid in full on March 14, 2008. If the principal and interest at a flat 15% of the outstanding principal are not repaid on or before March 14, 2008, an additional five percent (5%) interest will be added with payment in full due on April 14, 2008. The interest will continue to accrue thereafter at a rate of 1% per month or 12% per year until paid in full. As of the date of this Prospectus supplement, the unaffiliated party has advanced $100,000 to the Company and the Company has not repaid any principal to the unaffiliated party.

In September 2007 the Company entered into a credit agreement with an unaffiliated party wherein the Company borrowed $25,000. The terms of the credit agreement call for payment of the principal and interest at a flat rate of fifteen percent (15%) of the amount borrowed. The principal and interest at a flat 15% of the outstanding principal will be paid in full on March 14, 2008. If the principal and interest at a flat 15% of the outstanding principal are not repaid on or before March 14, 2008, an additional five percent (5%) interest will be added with payment in full due on April 14, 2008. The interest will continue to accrue thereafter at a rate of 1% per month or 12% per year until paid in full. As of the date of this Prospectus supplement, the unaffiliated party has advanced $25,000 to the Company and the Company has not repaid any principal to the unaffiliated party.

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Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

This sticker is part of the prospectus and must accompany the prospectus to satisfy prospectus delivery requirements under the Securities Act of 1933, as amended.